UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

George P. Doyle

2141 Rosecrans Avenue

Suite 2100

El Segundo, CA 90245

Telephone: (310) 598-3173

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Landmark Dividend LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,388,918(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,388,918(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,388,918(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Represents 3,135,109 subordinated units representing limited partner interests (“Subordinated Units”) in Landmark Infrastructure Partners LP (the “Issuer”) and 253,809 common units representing limited partner interests in the Issuer (“Common Units”), each held directly by Landmark Dividend LLC (“Landmark”).

(b) Percentage reported is based upon 19,388,248 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 22,523,357 units outstanding on October 28, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Landmark Dividend Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,444,015(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,444,015(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,444,015(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Consists of  253,809 Common Units and 3,135,109 Subordinated Units held directly by Landmark and 55,097 Common Units held directly by Landmark Z-Unit Holdings LLC (“Landmark Z-Unit”). Landmark is indirectly owned and managed by Landmark Dividend Holdings LLC (“Landmark Holdings”). Landmark Z-Unit is directly owned and managed by Landmark Holdings. AIM Landmark Holdings LLC (“AIM Landmark”), directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM Universal Holdings, LLC (“AIM”).  Accordingly, AIM ultimately controls all of the Common Units and Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(b) Percentage reported is based upon 19,388,248 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 22,523,357 units outstanding on October 28, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) AIM Landmark Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,444,015(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,444,015(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,444,015(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Consists of  253,809 Common Units and 3,135,109 Subordinated Units held directly by Landmark and 55,097 Common Units held directly by Landmark Z-Unit.  AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. Accordingly, AIM ultimately controls all of the Common Units and the Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(b) Percentage reported is based upon 19,388,248 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 22,523,357 units outstanding on October 28, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) AIM Universal Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,444,015(a)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,444,015(a)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,444,015(a)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.3%(b)

14	Type of Reporting Person OO (Limited Liability Company)

(a) Consists of  253,809 Common Units and 3,135,109 Subordinated Units held directly by Landmark and 55,097 Common Units held directly by Landmark Z-Unit.  AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. Accordingly, AIM ultimately controls all of the Common Units and the Subordinated Units reported herein.  Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(b) Percentage reported is based upon 19,388,248 Common Units and 3,135,109 Subordinated Units outstanding for an aggregate of 22,523,357 units outstanding on October 28, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Explanatory Note:

This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of (i) Landmark Dividend LLC, a Delaware limited liability company (“Landmark”), (ii) Landmark Dividend Holdings LLC, a Delaware limited liability company (“Landmark Holdings”), (iii) AIM Landmark Holdings LLC, a Delaware limited liability company (“AIM Landmark”), and (iv) AIM Universal Holdings, LLC, a Delaware limited liability company (“AIM” and, together with Landmark, Landmark Holdings and AIM Landmark, the “Reporting Persons”) with the Securities and Exchange Commission on November 25, 2015.

This Amendment No. 1 is being filed to report the acquisition and disposition of Common Units in connection with various drop-down transactions, the in kind distribution of Common Units effected by AIM Landmark and the increase in the outstanding Common Units resulting from the issuance by the Issuer of Common Units pursuant to an underwritten public offering, all as reported in Item 3.  As a result of these transactions, in the aggregate the Reporting Persons’ beneficial ownership of Common Units changed in an amount greater than one percent of the Issuer’s outstanding Common Units. The disclosure regarding the transactions reported in Item 3 below is incorporated herein by reference.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraphs at the end hereof:

On February 11, 2016, Landmark Z-Unit Holdings LLC (“Landmark Z-Unit”) distributed 228,589 Common Units to its sole member, Landmark Holdings, which then immediately made a pro rata distribution of such Common Units to its members, including 185,121 units distributed to AIM Landmark and AIM Landmark Holdings II LLC (“AIM Landmark II”), a wholly-owned subsidiary of AIM Landmark.

On August 30, 2016, pursuant to a Membership Interest Contribution Agreement, Landmark Dividend Growth Fund - G LLC (“Fund G”) sold 100% of the membership interest in LD Acquisition Company 12 LLC to the Issuer in exchange for 3,592,430 Common Units and cash (the “Transaction”). In connection with the Transaction, Fund G commenced winding up its affairs and distributed all of its assets to its direct and indirect members as required by its limited liability company agreement. As a result of the distribution of assets in Fund G, on August 30, 2016, Landmark received 25,220 Common Units as a result of its partnership interest in Fund G and its pecuniary interest in the securities received by Fund G in the Transaction. The foregoing description of the Membership Interest Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Membership Interest Contribution Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 2, 2016, which exhibit is incorporated in its entirety herein.

On October 19, 2016, the Issuer completed an underwritten public offering of 3,450,000 Common Units.

On November 7, 2016, AIM Landmark effected a pro rata in kind distribution of 185,121 Common Units without consideration to its members (which included 64,982 Common Units that were previously held directly by AIM Landmark II and that AIM Landmark received via a distribution without consideration from AIM Landmark II).

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Landmark is indirectly owned and managed by Landmark Holdings. Landmark Z-Unit is directly owned and managed by Landmark Holdings. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. AIM is managed by Robert B.

Hellman, Matthew P. Carbone and Judy N. Bornstein, and voting and investment determinations with respect to the securities held by Landmark and Landmark Z-Unit are ultimately controlled by the following AIM persons: Robert B. Hellman, Matthew P. Carbone, Judy N. Bornstein, Brian Barlow, Ryan Barnes, Edward Diffendal, Jonathan A. Contos, Matthew Garibaldi, Nancy Katz and Edmond G. Leung. Accordingly, each of Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units and the Subordinated Units directly held by Landmark and the Common Units directly held by Landmark Z-Unit.

(a)-(b) The percent of class provided for each reporting person below is based on 19,388,248 Common Units and 3,135,109 Subordinated Units (for an aggregate of 22,523,357 units representing limited partner interests in the Issuer) outstanding as of October 28, 2016, based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

1.    Landmark Dividend LLC

A.   Amount beneficially owned:     3,388,918

B.   Percent of class:     15.0%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote:     3,388,918

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of:     3,388,918

iv.   Shared power to dispose or to direct the disposition of:     0

2.    Landmark Dividend Holdings LLC

A.   Amount beneficially owned:     3,444,015

B.   Percent of class:     15.3%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote:     3,444,015

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of:     3,444,015

iv.   Shared power to dispose or to direct the disposition of:     0

3.    AIM Landmark Holdings LLC

A.   Amount beneficially owned:     3,444,015

B.   Percent of class:     15.3%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote:     3,444,015

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of:     3,444,015

iv.   Shared power to dispose or to direct the disposition of:     0

4.    AIM Universal Holdings, LLC

A.   Amount beneficially owned:     3,444,015

B.   Percent of class:     15.3%

C.   Number of units as to which the person has:

i.     Sole power to vote or to direct the vote: 3,444,015

ii.    Shared power to vote or to direct the vote:     0

iii.   Sole power to dispose or to direct the disposition of: 3,444,015

iv.   Shared power to dispose or to direct the disposition of:     0

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Partnership Agreement

Subject to the terms and conditions of the Third Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), Issuer GP and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. The Partnership Agreement additionally contains various provisions with respect to the Common Units and Subordinated Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Third Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 8, 2016, which is incorporated by reference in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1

Membership Interest Contribution Agreement, dated as of August 30, 2016, by and among Landmark Dividend Growth Fund G — LLC, Landmark Infrastructure Partners LP and Landmark Dividend LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on September 2, 2016).

99.2

Third Amended and Restated Agreement of Limited Partnership of Landmark Infrastructure Partners LP (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on August 8, 2016).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2016

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC,
its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

AIM Landmark Holdings LLC

By:	AIM Universal Holdings LLC,
its manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member